Exhibit 17
LAW OFFICES
JOSEPH D. STEWARD, P.C.
A PROFESSIONAL CORPORATION

* JOSEPH D. STEWARD
13021 TRINA DRIVE
PHILADELPHIA, PA 19116

TEL: (215) 370-0995	* Also admitted to practice In N.J.

John Maxwell, Chairman of the Board Firstplus Financial Services, Inc. 122 W. John Carpenter Freeway Suite 450 Irving, Texas 75039	May 19, 2008
Via Email & First Class Mailing
RE:   Resignation from the Board of Directors
Dear Mr. Maxwell,
     I have gone to a great extent in keeping my responsibilities as a member of the Board of Directors separate and apart from my fulltime position that I hold with the Senate of Pennsylvania. The recent and unfortunate events of the past week have made it impossible for me to continue serving as a Director of Firstplus. In the very short period of time that I have been on your board, I believe we properly relied on the work product and recommendations of our Attorneys and Accountants in all of our Board actions. Although I firmly believe that ultimately our actions will be viewed as legal and responsible to our shareholders, being an Outside Director makes it very difficult to commit to the time necessary to work through the issues thereby restoring the confidence of our shareholders, which, as you are aware, is our fiduciary duty that I take very seriously. The effective date of my resignation is immediately, May 19, 2008 as such; I will not participate in the Board meeting scheduled for today.
     I wish Firstplus success and am confident that after all of the review, Firstplus will be viewed as a stellar company with a very bright future. Thank you for your attention to this matter and the opportunity to serve on your Board.

Very Truly Yours, Joseph D. Steward
JDS/